Exhibit 21.1

LIST OF SUBSIDIARIES OF COACH, INC.

1.	Coach Services, Inc. (Maryland)

2.	Coach Leatherware International, Inc. (Delaware)

3.	Coach Stores Puerto Rico, Inc. (Delaware)

4.	Coach Japan Holdings, Inc. (Delaware)

5.	Coach Japan Investments, Inc. (Delaware)

6.	504-514 West 34th Street Corp. (Maryland)

7.	Coach Europe Services S.r.l. (Italy)

8.	Coach Stores Canada Inc. (Canada)

9.	Coach International Holdings, Inc. (Cayman Islands)

10.	Coach International Limited (Hong Kong)

11.	Coach Manufacturing Limited (Hong Kong)

12.	Coach Japan, Inc. (Japan)